Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2014 and for the six months then ended and related notes included in this report and (2) our audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2013 and the other information contained in such annual report.

The following discussion includes certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934. The use of the words “believes” “projects,” “expects,” “may,” “plans” or “intends”, or words of similar import, identifies a statement as “forward-looking.” There can be no assurance, however, that actual results will not differ materially from our expectations or projections. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in our Annual Report on Form 20-F under the heading  “Risk Factors.”

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total sales for the periods indicated.

	Six Months Ended June 30,
	2013	2014
Sales	100%	100%
Cost of sales	59.90	59.57
Gross profit	40.10	40.43

Research and development costs	8.42	8.24
Selling and marketing expenses	5.57	5.59
General and administrative expenses	3.99	3.48
Operating Income	22.12	23.12

Financial income, net	0.59	0.44

Income before income taxes	22.71	23.56

Income tax expenses	1.92	3.59

Net Income	20.79	19.97

Sales in the six months ended June 30, 2014 increased by 20.1% to $36,922 thousand compared to $30,745 thousand in the six months ended June 30, 2013. The overall increase in sales during the six months ended June 30, 2014 is mostly attributed to the following factors: a number of existing customers continued increasing their ongoing orders, some of our customers continued integrating additional Silicom products into their product lines; and, continued expansion of our customer base. However, softer demand in the second quarter of 2014 resulted in a 6% sequential revenue decline compared with the first quarter of 2014.

Gross profit in the six months ended June 30, 2014 was $14,926 thousand compared to $12,330 thousand in the six months ended June 30, 2013. Gross profit as a percentage of sales in the six months ended June 30, 2014 was 40.4%, compared to 40.1% in the six months ended June 30, 2013. Our gross profit is largely dependent on the mix of products we sell during a specific period. The slightly higher gross profit percentage in the six months ended June 30, 2014 compared to the six months ended June 30, 2013 was primarily a result of changes to the mix of products we sold in the six months ended June 30, 2014. Gross profit is also affected by, among other factors, write-downs of inventory made with respect to any obsolete or slow moving inventory we can no longer use. The inventory write-downs as a percentage of sales in the six months ended June 30, 2014 decreased to 0.6%, compared to 3.1% in the six months ended June 30, 2013.

Research and development costs in the six months ended June 30, 2014 increased by 17.6% to $3,044 thousand compared to $2,589 thousand in the six months ended June 30, 2013. This increase was mainly attributed to our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies, which contributed approximately $318 thousand to such increase, and to a weakening of the US Dollar against the New Israeli Shekel (“NIS”) (since a significant portion of our research and development expenses are incurred in NIS), which contributed approximately $137 thousand to such increase.

Selling and marketing expenses in the six months ended June 30, 2014 increased by 20.4% to $2,062 thousand compared to $1,713 thousand in the six months ended June 30, 2013. This increase was mainly attributed to our continued investment in the promotion of our server networking products, which contributed approximately $294 thousand to such increase, and to a weakening of the US Dollar against the NIS (since a significant portion of our selling and marketing expenses are incurred in NIS), which contributed approximately $55 thousand to such increase.

General and administrative expenses in the six months ended June 30, 2014 increased by 4.7% to $1,285 thousand compared to $1,227 thousand in the six months ended June 30, 2013. This increase was mainly attributed to the growth in our business activity as demonstrated by the 20.1% increase in our sales which contributed approximately $4 thousand to such increase, and to a weakening of the US Dollar against the NIS (since a significant portion of our general and administrative expenses are incurred in NIS), which contributed approximately $54 thousand to such increase.

Financial income, net in the six months ended June 30, 2014 decreased by 9.4% to $163 thousand compared to $180 thousand in the six months ended June 30, 2013. The decrease was primarily caused by the decrease in yields from investments in marketable securities.

In the six months ended June 30, 2014 we recorded current income tax expenses of $1,555 thousand and deferred income tax benefit of $225 thousand compared to current income tax expenses of $746 thousand and deferred income tax benefit of $186 thousand in the six months ended June 30, 2013. In addition, in the six months ended June 30, 2014 we recorded an income tax benefit relating to prior years of $7 thousand, and in the six months ended June 30, 2013 we recorded income tax expenses relating to former years of $29 thousand.

In the six months ended June 30, 2014 we recorded net income of $7,375 thousand compared to net income of $6,392 thousand in the six months ended June 30, 2013, a 15.4% increase. This increase was mainly due to higher sales in the six months ended June 30, 2014.

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

Since the majority of our revenues are denominated and paid in U.S. dollars, we believe that inflation in Israel and fluctuations in the U.S. dollar exchange rate do not have any material effect on our revenue. Inflation in Israel and the Israeli currency as well as U.S. dollar exchange rate fluctuations, may however, have an effect on our expenses and, as a result, on our net income/loss. The cost of our Israeli operations, as expressed in U.S. dollars, is influenced by the extent to which any change in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a change in valuation of the NIS  in relation to the U.S. dollar.

We do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions, if management determines that it is necessary to offset such risks.

Liquidity and Capital Resources

As of June 30, 2014, we had working capital of $66,692 thousand and our current ratio (current assets to current liabilities) was 8.48. Cash and cash equivalents as of June 30, 2014 increased by $2,528 thousand to $15,525 thousand, compared to $12,297 thousand as of December 31, 2013. Short-term bank deposits decreased from $3,000 thousand as of December 31, 2013 to $0 as of June 30, 2014. Short-term marketable securities increased by $223 thousand to $15,094 thousand as of June 30, 2014 and long-term marketable securities decreased by $639 thousand to $23,731 thousand between the same periods. The net decrease of $888 thousand in these four balance sheet items in 2013 was mainly due to the dividend distribution in the amount of $7.2m, which was only partially offset by net cash provided by operating activities in the six months ended June 30, 2014.

Trade receivables increased to $15,094 thousand as of June 30, 2014, compared to $14,871 thousand as of December 31, 2013. Other receivables decreased to $1,690 thousand as of June 30, 2014, compared to $2,460 thousand as of December 31, 2013.

Trade payables decreased to $3,569 thousand as of June 30, 2014, compared to $6,814 thousand as of December 31, 2013, mainly due to the decrease in sales in the second quarter of 2014, as compared to sales in the fourth quarter of 2013, resulting in a decrease in the cost of goods sold in that period. Other payables and accrued liabilities increased to $5,346 thousand as of June 30, 2014, compared to $5,134 thousand as of December 31, 2013.

Cash provided by operating activities in the six months ended June 30, 2014 amounted to $6,885 thousand compared to cash used by operating activities in the amount of $969 thousand in the six months ended June 30, 2013. The cash provided by operating activities in the six months ended June 30, 2014 was the result of our positive operating income.

Inventories decreased to $28,239 thousand as of June 30, 2014, compared to $28,778 thousand as of December 31, 2013, mainly due to the recent lower sales.

Capital expenditures on property and equipment in the six months ended June 30, 2014 were $1,173 thousand, compared with $432 thousand in the six months ended June 30, 2013.

We have cash and cash equivalents that we believe are sufficient for our present requirements. Furthermore, our cash resources are sufficient to fund our operating needs for at least the next twelve months.